Exhibit 99.1

2350 – 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Phone: 604-685-2323 Fax: 604-629-5228 www.bajamining.com
June 3, 2009	TSX:BAJ

PRESS RELEASE

BAJA APPOINTS MICHAEL SHAW AS CHIEF OPERATING OFFICER

VANCOUVER, B.C. — Baja Mining Corp. today announced the appointment of Michael F. Shaw to the position of Chief Operating Officer of the Company, effective immediately. Mr. Shaw joined the Company in August 2007 as Vice President Construction and Engineering (please see previous news release dated September 6, 2007).

As COO, Mr. Shaw will be responsible for leading the development of an open book capital cost estimate and project construction schedule with ICA Fluor of Dublin, California, as well as the engineering and construction of Baja’s Boleo Project, Mexico, once construction financing is complete. Mr. Shaw will also be responsible for oversight of the organization, recruitment and implementation of the project site operating group, including all procurement, logistics, engineering, process and mining personnel. Finally, Mr. Shaw will be responsible for coordinating the transition from the engineering, procurement and construction phase to the operations phase at Boleo.

Mr. Shaw has recently worked for Newmont Mining Corporation as Project Director for the Minas Congas Project in northern Peru, a multi-billion dollar copper gold project. He also held the title of Regional Director of Projects at Newmont and was responsible for project execution in Africa.

Mr. Shaw has been instrumental in the engineering, construction and startup of numerous copper, gold and nickel projects globally, both as an operator and engineer-constructor from 1969 to the present time, including: Tiomin Resources Inc.’s Cerro Colorado copper deposit in Panama; CODELCO projects in Chile; Cyprus Amax Engineering and Project Development Company projects in Peru; and various projects for Phelps Dodge Corporation. Mr. Shaw also served as Project Manager for Bechtel and Davy McKee (now Aker Kvaerner). From 1999 to 2005 he held the position of Vice President, Project Manager of Apex Silver Mines Corporation and was responsible for engineering, permitting, construction and startup of the San Cristobal zinc/lead/silver mine project in Bolivia.

Mr. Shaw graduated from the University of Texas, El Paso, with a Bachelor of Science in Chemistry and a Master of Science in Metallurgical Engineering in 1970 and 1975, respectively.  He has over 38 years experience in the mining and metals industry, with 25 of those years dedicated to project engineering and construction management, mostly in Latin America. He is a member of the US Society for Mining, Metallurgy and Engineering (SME), the Mining and Metallurgical Society of America (MMSA), and has been admitted as a professional engineer in California, Arizona and New Mexico.

Phase I engineering work has now commenced at Baja’s Boleo project with ICA Fluor  developing an open book capital cost estimate and project construction schedule (please see press release dated May 14, 2009). The cost estimate will reflect current market conditions and be supported by the work performed to date (about 30% of engineering has been completed). The Phase I capital cost estimate will be subject to independent third party review, and is expected to be completed by the end of the third quarter of 2009.

Baja is a Vancouver-based publicly traded company (TSX:BAJ) with a 70% interest in the Boleocopper-cobalt-zinc-manganese project located near Santa Rosalia, Baja California Sur, Mexico. A Korean syndicate holds the remaining 30%. Baja is the project operator. The target date for commissioning Boleo is 2011. A 2007 definitive feasibility study projected an average annual production for the first four years of 56,000 tonnes of copper cathode, 1,500 tonnes of cobalt cathode and 20,000 tonnes of zinc sulphate. The project has proven and probable reserves that support a mine life of more than 25 years. Anticipated cash costs in the first five years are US$0.27 per pound of copper, net of by-product credits for cobalt and zinc and with no credit for manganese.

ON BEHALF OF THE BOARD OF DIRECTORS OF

BAJA MINING CORP.

“John W. Greenslade”

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

Some of the statements contained in this release are forward-looking statements, such as statements that describe the Company’s expected timing of mobilization of construction activities, expected completion of cacti relocation and removal, expected timing of delivery of long lead items, expected timing of project commissioning  and other statements.  Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict.  Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv)  the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers should not place undue reliance on any forward-looking statements.